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Clifton Star grants stock options

Quebec City, QUEBEC-- (September 17, 2012) – Clifton Star Resources Inc. ("Clifton Star" or the "Corporation") (TSXV-CFO; Deutsche Boerse-C3T) reports that, subject to regulatory approval, it has granted 450,000 incentive stock options on September 14, 2012, to three officers, one employee and two consultants performing investor relations activities.

No options were granted to Directors. The stock options granted to the two consultants are the only retribution for the IR services.

On September 13, 2012, a total of 1,450,000 options have expired without being exercised.

All the incentive stock options granted are exercisable at a price of $1.14 per share which is the closing price on the grant date. The incentive stock options are exercisable for a period of five years from the date of the grant (September 14, 2012).

One quarter of the incentive stock options vest immediately and the balance vest at a rate of 25% per six months over the next 18 months and are subject to the policies of the TSX Venture Exchange.

For further information please contact:

Michel F. Bouchard

President and CEO

418-914-9922

mbouchard@cfo-star.com

Neither the TSX Venture Exchange nor its Regulations Services Provider (as the term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.